UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 7)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Alliance One International, Inc.

(Name of Subject Company (Issuer))

5 1/2% Convertible Senior Subordinated Notes due 2014

(Title of Class of Securities)

018772AQ6

(CUSIP Number of Class of Securities)

Robert A. Sheets

Executive Vice President – Chief Financial Officer and

Chief Administrative Officer

8001 Aerial Center Parkway

Post Office Box 2009

Morrisville, NC 27560-2009

(919) 379-4300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$119,047,361	$16,238.06
(1)

Calculated solely for purposes of determining the amount of the filing fee. The transaction value was calculated by multiplying $115,000,000 (the aggregate principal amount of Alliance One International, Inc.’s 5 1/2% Convertible Senior Subordinated Notes due 2014 originally sought to be purchased) by the tender offer price of $1,030 per $1,000 principal amount of such notes, and adding accrued and unpaid interest on such amount of the notes to, but not including, the assumed payment date of August 19, 2013.

(2)	Previously paid. The amount of the filing fee equals $136.40 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,238.06	Filing Party: Alliance One International, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Alliance One International, Inc., a Virginia corporation (“Alliance One”), on July 17, 2013, as amended and supplemented by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on July 26, 2013, Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed with the SEC on July 26, 2013, Amendment No. 3 to the Schedule TO (“Amendment No. 3”) filed with the SEC on July 30, 2013, Amendment No. 4 to the Schedule TO (“Amendment No. 4”) filed with the SEC on August 1, 2013, Amendment No. 5 to the Schedule TO (“Amendment No. 5”) filed with the SEC on August 2, 2013, and Amendment No. 6 to the Schedule TO (“Amendment No. 6,” and together with Amendment No. 1, Amendment No. 2. Amendment No. 3, Amendment No. 4, and Amendment No. 5, the “Amendments”) filed with the SEC on August 12, 2013 (as so amended and supplemented by the Amendments, the “Original Schedule TO”), relating to Alliance One’s offer to purchase the Company’s outstanding 5 1/2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”), upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated July 30, 2013 (as supplemented and amended by Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Original Offer to Purchase”), and the related Amended Letter of Transmittal (“Letter of Transmittal”), copies of which are filed as exhibits to Amendment No. 3. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Original Offer to Purchase or the Original Schedule TO.

On August 16, 2013, Alliance One issued a press release amending the Offer to increase the maximum aggregate principal amount of Convertible Notes that Alliance One is offering to purchase to $60.0 million. If Convertible Notes with an aggregate principal amount in excess of $60.0 million are validly tendered and not validly withdrawn pursuant to the Offer, then, subject to the terms and conditions of the Offer, Alliance One will accept for payment only $60.0 million aggregate principal amount of Convertible Notes. In that event, the proration for each Holder tendering Convertible Notes will be calculated with a proration factor of such amount so that Alliance One only accepts for purchase an aggregate principal amount of Convertible Notes of $60.0 million (with appropriate adjustment to avoid purchases of Convertible Notes in principal amounts other than integral multiples of $1,000).

In such August 16, 2013 press release, Alliance One also announced that the Expiration Time for the Offer is being extended to midnight, New York City time, at the end of Thursday, August 29, 2013.

Only those items amended are reported in this Amendment No. 7. Except as otherwise indicated herein, capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Original Offer to Purchase. Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Original Offer to Purchase and the related Letter of Transmittal. You should read this Amendment No. 7 together with the Original Schedule TO, as amended hereby, the Original Offer to Purchase, as amended hereby, and the Letter of Transmittal.

Items 1 – 11.

1.	The information set forth in the Original Offer to Purchase is hereby amended to increase the Offer to an offer to purchase for cash up to $60.0 million in aggregate principal amount of Alliance One’s outstanding Convertible Notes and, accordingly, to replace each reference in the Original Offer to Purchase to “$30.0 million” (as it relates to the aggregate principal amount of Convertible Notes) with a reference to “$60.0 million.” Corresponding amendments shall apply to each of the Letter of Transmittal (Exhibit (a)(1)(vi) to the Original Schedule TO), Letter to DTC Participants (Exhibit (a)(1)(vii) to the Original Schedule TO) and Letter to Clients (Exhibit (a)(1)(viii) to the Original Schedule TO).

2.	The information set forth in the Original Offer to Purchase is further amended to define the Expiration Time as midnight, New York City time, at the end of Thursday, August 29, 2013 (such date and time, as the same may be extended, the “Expiration Time”) and, accordingly, to replace each reference in the Original Offer to Purchase to “midnight, New York City time, at the end of Friday, August 16, 2013,” to a reference to “midnight, New York City time, at the end of Thursday, August 29, 2013.” As of 5:00 p.m., New York City time, on Thursday, August 15, 2013, $41,232,000 in aggregate principal amount of Convertible Notes had been tendered and not withdrawn pursuant to the Offer. Corresponding amendments shall apply to each of the Letter of Transmittal (Exhibit (a)(1)(vi) to the Original Schedule TO), Letter to DTC Participants (Exhibit (a)(1)(vii) to the Original Schedule TO) and Letter to Clients (Exhibit (a)(1)(viii) to the Original Schedule TO).

3.	The section entitled “The Offer — Source and Amount of Funds” of the Original Offer to Purchase is hereby amended and supplemented by deleting the first sentence therein and inserting in lieu thereof the following sentence:

Alliance One expects that it will need approximately $62.2 million to purchase the Convertible Notes pursuant to the Offer (excluding fees and expenses related to the Offer), assuming that (i) $60.0 million in aggregate principal amount of the Convertible Notes are validly tendered (and not validly withdrawn) and accepted for payment and (ii) the Payment Date is September 3, 2013. Alliance One intends to fund the purchase of the Convertible Notes pursuant to the Offer with a portion of the proceeds from the issuance and sale of $735 million in aggregate principal amount of the Second Lien Notes which was completed on August 1, 2013 and other cash on hand.

Item 10	Financial Statements

(b) Pro Forma Information. The information in the sections entitled “Summary Unaudited Pro Forma Financial Information (Increased Offer Size)” and “Pro Forma Condensed Consolidated Financial Statements (Increased Offer Size)” set forth in Supplement No. 3 dated August 16, 2013 to Amended Offer to Purchase dated July 30, 2013, which is filed as Exhibit (a)(1)(xi) to this Amendment No. 7, is incorporated herein by reference.

(c) Summary Information. The information in the section entitled “Summary Unaudited Pro Forma Financial Information (Increased Offer Size)” set forth in Supplement No. 3 dated August 16, 2013 to Amended Offer to Purchase dated July 30, 2013, which is filed as Exhibit (a)(1)(xi) to this Amendment No. 7, is incorporated herein by reference.

Item 12	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(1)(xi)	Supplement No. 3 dated August 16, 2013 to Amended Offer to Purchase dated July 30, 2013

(a)(5)(vii)	Press Release dated August 16, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANCE ONE INTERNATIONAL, INC.

By:	/s/ Robert A. Sheets
Name:	Robert A. Sheets
Title:	Executive Vice President – Chief Financial Officer and Chief Administrative Officer

Dated: August 16, 2013

EXHIBIT INDEX

Exhibits filed as part of this Amendment No. 7 are listed below.

Exhibit Number	Description

(a)(1)(xi)	Supplement No. 3 dated August 16, 2013 to Amended Offer to Purchase dated July 30, 2013

(a)(5)(vii)	Press Release dated August 16, 2013.

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